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                              November 12, 2021

       Ian Wilkin
       Chief Financial Officer
       Jaguar Global Growth Corporation I
       3225 Franklin Avenue, Suite 309
       Miami, FL 33133

                                                        Re: Jaguar Global
Growth Corporation I
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-260483

       Dear Mr. Wilkin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed October 25, 2021

       Capitalization, page 91

   1. Please enhance your disclosure to show clearly how you determined each "as adjusted"
                                                        amount in the notes to
your capitalization table, including any significant estimates and/or assumptions used to
determine such amounts. Your current notes are not descriptive enough to enable
investors to calculate the amounts you present.
       Financial Statements, page F-1

   2. Please include interim financial statements for the period ended September 30, 2021.
                                                        Please similarly update
your financial information throughout the filing. See Rule 8-08 of
                                                        Regulation S-X.
 Ian Wilkin
Jaguar Global Growth Corporation I
November 12, 2021
Page 2
3. You disclose on page F-11 that you issued 5,750,000 Class B ordinary shares on April 13,
      2021, and up to 750,000 shares are subject to forfeiture by the sponsor depending on the
      extent to which the underwriters    over-allotment option is exercised.
In this regard, we
      note the following:
          You state on page F-3 that the number of Class B ordinary shares excludes an aggregate of up to 750,000 shares subject to forfeiture. We note there are 5,750,000 shares issued and outstanding per the face of your balance sheet;
and
          You state on page F-4 that the weighted average number of Class B ordinary shares outstanding includes an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture. We note the weighted average number of Class B ordinary shares outstanding, per the face of your income statement, is 5,000,000 shares.
      It appears to us that your balance sheet actually includes an aggregate of up to 750,000 shares subject to forfeiture, while your income statement actually excludes an aggregate of up to 750,000 shares subject to forfeiture. Please advise or revise your disclosure accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at (202)-551-3866 or John Cash at
(202)-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Jay Ingram at (202)-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameIan Wilkin
                                                           Division of
Corporation Finance
Comapany NameJaguar Global Growth Corporation I
                                                           Office of
Manufacturing
November 12, 2021 Page 2
cc:       Joy Gallup
FirstName LastName